Filed by Resaca Exploitation, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No.: None)

Subject Company: Cano Petroleum, Inc.
(Commission File No.: 001-32496)

On September 29, 2009, Resaca Exploitation, Inc. (“Resaca”) and Cano Petroleum, Inc. (“Cano”) entered into a definitive agreement and plan of merger, as amended on April 28, 2010.

This communication is being made in respect of the proposed business combination involving Resaca and Cano.  In connection with the proposed transaction, Resaca and Cano (a) filed documents with the SEC, including the filing by Resaca of a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus, (b) plan to publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on the AIM market of the London Stock Exchange (the “AIM”) and (c) plan to file with the AIM and the SEC other necessary documents regarding the proposed transaction.  Investors and security holders of Resaca and Cano are urged to carefully read the Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they contain important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900.  Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to the AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction.  Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Proxy Statement/Prospectus and the AIM admission document described above.  Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding Cano is available under its periodic reports which are filed with the SEC.

The following press release was made by Resaca on June 30, 2010.

Forward Looking Statements

These statements include “forward-looking statements” as defined by the SEC.  Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations.  All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements.  This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters.  These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies.  Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas.  These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

FOR IMMEDIATE RELEASE	30 JUNE 2010

RESACA EXPLOITATION, INC.

Merger and offering update

Resaca Exploitation, Inc. (AIM: RSOX) announces that its public offering of 20,000,000 shares of its common stock has been postponed due to market conditions.

Resaca is therefore requesting the London Stock Exchange to lift the suspension on the trading on AIM of Resaca’s existing common stock (after giving effect to the 1 for 5 reverse stock split approved by Resaca shareholders on 23 June 2010) as soon as possible.

Trading in the new common shares will recommence trading on AIM shortly and a further announcement will be made once this occurs.  The ISIN of the new common shares (following the reverse stock split) is US76083G3020 and the SEDOL is B3MCXB6.

On or around the date on which trading recommences, each shareholder will be sent a letter from Resaca’s registrars informing them of their new holding following the reverse stock split and providing instructions on how to receive a replacement share certificate.

Resaca and Cano Petroleum, Inc. (“Cano”) are in discussions regarding the proposed merger of Resaca and Cano. Resaca will provide a further update on the proposed merger and the public offering in due course.

For further information, please contact:

Resaca Exploitation, Inc.

J.P. Bryan, Chairman +1 713-753-1300

John J. (“Jay”) Lendrum, III, Chief Executive Officer +1 713-753-1400

Chris Work, Chief Financial Officer +1 713-753-1406

Buchanan Communications (Investor Relations) +44 (0) 20 7466 5000

Tim Thomson

Catherine Breen

Katharine Sutton

Seymour Pierce Limited (Nomad) +44 (0) 20 7107 8000

Jonathan Wright

About Resaca

Resaca is an independent oil and gas development and production company based in Houston, Texas, whose activities are currently focused on the exploitation of its portfolio of oil and gas properties. These properties are located in the Permian Basin of West Texas and Southeast New Mexico.  To learn more about Resaca, please call 713-753-1441 or visit www.ResacaExploitation.com.

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.